Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

As China Southern Airlines Company Limited has published an the “Announcement of China Southern Airlines Company Limited in relation to the Provision of Guarantee for Wholly-owned Subsidiary” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose. The mentioned transaction is required to be disclosed under the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, and does not constitute any notifiable transaction or connected transaction as defined under the Hong Kong Listing Rules.

By order of the Board

China Southern Airlines Company Limited

Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

3 April 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2018-020

ANNOUNCEMENT OF

CHINA SOUTHERN AIRLINES COMPANY LIMITED

IN RELATION TO

THE PROVISION OF GUARANTEE FOR WHOLLY-OWNED SUBSIDIARY

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

•	The guaranteed parties: Southern Airlines No. 21 (Guangzhou) Leasing Company Limited (南航二十一号租赁（广州）有限公司) (the “No. 21 SPV Company”);

•	The total guarantee amount provided by China Southern Airlines Company Limited (the “Company”) for the No. 21 SPV Company shall not exceed US$48,216 million. As at the date of this announcement, the actual guarantee balances provided by the Company for the No. 21 SPV Company was nil;

•	No provision of counter-guarantee;

•	As at the date of this announcement, the overdue amount of loan guarantees provided by the Company and Xiamen Airlines Company Limited (a subsidiary of the Company, “Xiamen Airlines”) to self-sponsored trainee pilots with respect to their training fees are approximately RMB19.1974 million and RMB1.377 million, respectively (unaudited).

I. SUMMARY OF THE AUTHORISED GUARANTEE

(I) Basic information of the guarantee

Pursuant to the approved authorization from the Board, the Company entered into the guarantee agreement (the “Guarantee Agreement”) with BOC AVIATION LIMITED to provide guarantee for the lease contract between the No.21 SPV Company and BOC AVIATION LIMITED. The guarantee amount shall not exceed US$48,216 million, being equivalent to approximately RMB303.7608 million.

(II) Consideration of the Board

The first meeting of the eighth session of the Board considered and passed the following resolution on 20 December 2017: the Board agreed to authorize the Company to provide guarantees to the 10 new wholly-owned SPV subsidiaries proposed to be set up in 2018. Please refer to the “Announcement on Resolutions Passed at the First Meeting of the Eighth Session of the Board of Directors of China Southern Airlines Company Limited” published on China Securities Journal, Shanghai Securities News, Securities Times and the website of the Shanghai Stock Exchange on 21 December 2017 for details.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

Name: Southern Airlines No. 21 (Guangzhou) Leasing Company Limited (南航二十一号租赁（广州）有限公司)

Address: Room X5168-00065 (group registration) (WB), Management Committee Building of Processing Zone, Jiuyong Area, Yuehai Avenue, Wanqinsha town, Nansha District, Guangzhou

Legal representative: Yang Bin

Registered capital: RMB100,000

Business scope: leasing business (For detailed operating items, please login in Guangzhou Information Platform for the Commercial Subject for enquiry. For the operating items required to be approved according to laws, they shall be approved by relevant authorities before the commencement of operation).

Material contingent event which may affect the solvency of the guaranteed party: nil

Shareholders and shareholdings: 100% owned by the Company.

(II) The relationship between the guaranteed parties and the Company

The No. 21 SPV Company is a special purpose vehicle established by the Company on 13 February 2018, which is a wholly-owned subsidiary of the Company. The No. 21 SPV Company has no discloseable financial statistics as at the date of this announcement.

III. THE MAIN CONTENTS OF THE GUARANTEE AGREEMENT

Guarantor: China Southern Airlines Company Limited

The guaranteed party: Southern Airlines No. 21 (Guangzhou) Leasing Company Limited (南航二十一号租赁（广州）有限公司)

The guaranteed party: BOC AVIATION LIMITED

Form of guarantee: guarantee

Guarantee amount: US$48,216 million

Term of guarantee: no fixed term, the guarantee will be valid continuously until the guaranteed obligations are settled irrevocably and unconditionally.

Main contents of the Guarantee Agreement: the Company provided guarantee for the No. 21 SPV Company in respect of the debt, such as rental and payables, to the lessor and its liabilities under the lease contract. The Company shall perform its guarantee duties as agreed and undertake the obligation to settle payables such as rentals to the lessor when the No. 21 SPV Company is unable to fulfil its whole or partial obligations.

IV. OPINIONS OF THE BOARD

The Board is of the opinion that: 1. the above guarantee matter is within the authorization scope of the Board and the decision is made in accordance with the applicable laws and regulations. 2. the Board has given due consideration in respect of the external guarantee to the No.21 SPV Company by the Company which is beneficial for reducing aircraft lease cost, and is in line with the development of the Company. 3. the No. 21 SPV Company is a wholly-owned subsidiary of the Company, thus its important decision-making and daily operation are under the absolute control of the Company, which could effectively control and prevent significant risks.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees to self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was approximately RMB354.0042 million, representing approximately 0.71% of the Company’s audited net assets for the latest period. The total external guarantee amount provided by the Company and Xiamen Airlines for the wholly-owned subsidiaries and subsidiaries of the Company was RMB10.917 billion, representing approximately 22.01% of the Company’s audited net assets for the latest period. The amount in respect of the joint liability guarantees for loans for training costs of self-sponsored trainee pilots performed by the Company and Xiamen Airlines is approximately RMB20.5744 million (all of the above figures are unaudited).

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the First Meeting of the Eighth Session of the Board

2. Photocopy of the business licence of the guaranteed party

3. Guarantee Agreement

The Board of Directors of

China Southern Airlines Company Limited

30 March 2018

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